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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ------------
                                SCHEDULE 14D-1

                              (Amendment No. 3)

          TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ------------
                         ACME-CLEVELAND CORPORATION
                          (Name of Subject Company)

                         WEC ACQUISITION CORPORATION
                             DANAHER CORPORATION
                                  (Bidders)

                    COMMON SHARES, PAR VALUE $1 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                    SERIES A CONVERTIBLE PREFERRED SHARES,
                              WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  004626107
                    (CUSIP Number of Class of Securities)
                                 ------------
                             PATRICK W. ALLENDER
                         WEC ACQUISITION CORPORATION
                           C/O DANAHER CORPORATION
                      1250 24TH STREET, N.W., SUITE 800
                            WASHINGTON, D.C. 20037
                          TELEPHONE: (202) 828-0850
           (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of Bidders)
                                 ------------
                                   Copy to:
                               MORRIS J. KRAMER, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                             NEW YORK, N.Y. 10022
                          TELEPHONE: (212) 735-3000

                          CALCULATION OF FILING FEE

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  TRANSACTION                                                       AMOUNT OF
   VALUATION*                                                      FILING FEE
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
$181,920,222                                                       $36,384.04
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    *   For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $27 per Share of an aggregate of 6,737,786 Shares, consisting of 6,411,578 Common Shares, 161,374 Preferred Shares and 469,834 Shares issuable upon conversion of Options (less 305,000 shares owned by Parent or any of its affiliates). The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

    [X] Check box if any part of the fee is offset as provided by Rule
        0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $36,384.04   Filing Party: WEC Acquisition Corporation
                                                   Danaher Corporation

Form or Registration No.: Schedule 14D-1           Date Filed: March 7, 1996
                          Tender Offer
                          Statement

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        WEC Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as heretofore amended (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all outstanding common shares, par value $1 per share (including the associated rights), and all outstanding Series A Convertible Preferred Shares, without par value (collectively, the "Shares"), of Acme-Cleveland Corporation, an Ohio corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

Item 10. Additional Information.

        As of March 22, 1996, the waiting period imposed by the HSR Act had expired.

        The information set forth in Exhibit (g)(3) is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

        (g)(3) Answer and Counterclaims of the Company dated March 21, 1996.




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                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: March 25, 1996

                                      WEC ACQUISITION CORPORATION



                                      By: /s/ C. Scott Brannan
                                      -----------------------------------
                                          Name: C. Scott Brannan
                                          Title: Vice President Administration
                                                 and Controller

                                      DANAHER CORPORATION



                                      By: /s/ C. Scott Brannan
                                      -----------------------------------
                                          Name: C. Scott Brannan
                                          Title: Vice President and Secretary

                                3




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                                EXHIBIT INDEX

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   EXHIBIT                                                                                             PAGE
   NUMBER                                       EXHIBIT NAME                                          NUMBER
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
(g)(3)        Answer and Counterclaims of the Company dated March 21, 1996.

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